CECO ENVIRONMENTAL CORP.

3120 Forrer Street

Cincinnati, Ohio 45209

October 30, 2009

Via Facsimile and EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 4631

Washington, D.C. 20549

Re:	CECO Environmental Corp.

Form 10-K for the Fiscal Year Ended December 31, 2008

Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009

File no. 0-7099

Dear Mr. Decker:

CECO Environmental Corp. (“we” or the “Company”) has received your letter dated October 19, 2009. The following reflects our review of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) you provided, keyed to your letter dated October 19, 2009:

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. Comment: Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Response: The following responses show what the revisions will look like. Where applicable, these revisions will be included in our future filings, including interim filings. Our proposed disclosures are subject to change based on the facts and circumstance at the time we make future filings.

Financial Statements

1. Nature of Business and Summary of Significant Accounting Policies, page F-10 Claims, page F-12

2. Comment: We have read your response to comment seven from our letter dated September 2, 2009. You indicate that you recognize claims for recovery of incurred costs when it is probable that the claim will result in additional contract revenue and when the amount of the claim can be reliably estimated. You also disclosed that change orders of this nature are accounted for in estimated revenue and estimated cost when it is probable that the costs will be recovered through a change in the contract price and a percentage of the related profit is recognized at the time. Please disclose how this profit component amount is determined and why you believe the inclusion of the profit component is appropriate under the circumstances. Please refer to paragraph 65 of SOP 81-1.

Response: To further clarify our accounting treatment of claims and change orders, we will expand our proposed disclosure for future filings to include language similar to the following:

Change orders and Claims— Change orders arise when the scope of the original project is modified for a variety of reasons. The Company will negotiate the extent of the modifications, their expected costs and recovery with the customer. Costs related to change orders are recognized in the period they are incurred and added to the expected total cost of the project. To the extent such costs are probable of being recovered from the customer, estimated total contract revenues are also adjusted up to the amount of change order costs incurred. In cases where contract revenues are assured beyond a reasonable doubt to be increased in excess of the expected costs of the change order, incremental profit also is recognized on the contract. Such assurance is generally only achieved when the customer approves in writing the scope and pricing of the change order. Change orders that are in dispute are effectively handled as claims.

Claims are amounts in excess of the agreed contract price that the Company seeks to collect from customers or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price. Costs attributable to claims are treated as contract costs as incurred.

The Company recognizes certain significant claims for recovery of incurred costs when it is probable that the claim will result in additional contract revenue and when the amount of the claim can be reliably estimated. In such circumstances revenues are recognized only to the extent of the cost with no increase in the estimated profit margin and no additional profit is recognized until such time as the customer or other parties agree in writing to the amount of the claim to be recovered by the Company. At that point, the amount of the claim becomes contractual and is accounted for as an increase in the contract’s total estimated revenue and estimated cost. As actual costs are incurred and revenues are recognized under percentage-of-completion accounting, a corresponding percentage of the revised total estimated profit will therefore be recognized.

Should it become probable that the claim will not result in additional contract revenue, the Company removes the related contract revenues from its previous estimate of total revenues, which effectively reduces the estimated profit margin on the job and negatively impacts profit for the period.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

General

3. Comment: Please address the comments above in your interim filings as well.

Response: We will address the above comments in future interim filings in the manner described in the responses above.

7. Earnings Per Share, page 11

4. Comment: We have read your response to comment twelve from our letter dated September 2, 2009. Please provide us with your allocation of distributed and undistributed earnings to holders of restricted stock and common stock, which includes your consideration of dividends paid to awards for which the requisite service is not expected to be rendered. Please refer to the example provided in FSP EITF 03-6-1.

Response: To add the necessary clarification, future filings will include disclosures similar to the following:

Holders of restricted stock awards participate in nonforfeitable dividend rights on a one-for-one basis with holders of common stock. Holders of these awards are not obligated to share in losses of the Company. Therefore, these share awards are included in the computation of basic earnings (loss) per share during periods of net income using the two-class method, but are excluded from such computation in periods of net loss. Should the Company declare a dividend on its common stock, the related dividend on shares of unvested restricted stock that are not expected to vest would be recorded as additional compensation expense and therefore excluded from the two-class method computations; however, no such dividends have been declared to date. Undistributed earnings included in the two-class method computations are allocated equally to each share of common stock outstanding, including all shares of unvested restricted common shares.

Due to the net loss incurred for the three and six month periods ended June 30, 2009, unvested restricted stock awards were excluded from the computation of basic and diluted earnings (loss) per share.

*            *            *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the matters discussed above, please call me at (513) 458-2600.

Very Truly Yours,

CECO Environmental Corp.

/s/ Dennis W. Blazer
Dennis W. Blazer
Vice President and Chief Financial Officer

cc: Ernest Greene, Staff Accountant, Securities and Exchange Commission